April 24, 2015

Ms. Amanda Ravitz

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TPI Composites, Inc.
Draft Registration Statement on Form S-1
Submitted February 17, 2015
CIK No. 0001455684

Dear Ms. Ravitz:

This letter is submitted on behalf of TPI Composites, Inc. (the “Company”) in response to comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) as set forth in your letter, dated March 16, 2015 (the “Comment Letter”), to William E. Siwek, Chief Financial Officer of the Company. We confidentially submit herewith Amendment 1 (“Amendment 1”) to the Draft Registration Statement via the Commission’s EDGAR system.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following each such comment. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. Page references in the responses refer to the pages in the Draft Registration Statement as filed with the Commission unless otherwise noted.

General

1. In light of your apparent significant dependence on a single customer and long term supply agreements with that customer and others, we cannot fully review your disclosure until we have had an opportunity to review the terms of those agreements. Please provide copies of those agreements with your next amendment.

RESPONSE: Under separate cover, the Company is providing copies of the following supply agreements, which will be exhibits to Amendment 1. The Company will request confidential treatment for certain portions of these exhibits pursuant to 17 C.F.R. § 200.83, as well as 17 C.F.R. §§ 200.80(b)(4) and 230.406.

Ms. Amanda Ravitz

Securities and Exchange Commission

April 24, 2015

Exhibit 10.7	Supply Agreement between General Electric International, Inc. and TPI Kompozit Kanat Sanayi ve Ticaret A.S. entered into as of December 21, 2011, as amended.

Exhibit 10.8	Supply Agreement between General Electric International, Inc. and TPI Iowa, LLC entered into as of September 6, 2007, as amended.

Exhibit 10.9	Supply Agreement between General Electric International, Inc. and TPI China, LLC entered into as of January 1, 2007, as amended.

Industry and Market Data, page i

2. You include in your prospectus summary and industry section information from third parties indicating projected growth in the blade industry and growth in the outsourcing of wind blade manufacturing. Supplementally provide us with copies of the third-party data that you reference in your prospectus supporting these projected growth rates.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that it is providing copies of the third-party data referenced in the prospectus to the Staff supplementally under separate cover.

Summary, page 1

3. Your summary includes extensive data and charts about the wind turbine industry, but in some cases, it is not clear how that data is key to an understanding of your business or the offering. Also, additional needed disclosure could serve to reduce the usefulness of this section as a summary. For example, it is not clear how the names of the top 10 industry OEMs aid in an investor’s understanding of your business, or what it means when you state that the wind blade industry represents $11 billion in revenues. Consider moving this type of information to a location in your prospectus where you can fully explain its relevance to you or the offering.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 4 and 5 of Amendment 1 to provide additional disclosure relating to its relationship with the top industry OEMs, what it means that the wind blade industry represents $11 billion in revenues and to explain how the data is key to understanding its business. The Company respectfully advises the Staff that it believes information about the wind turbine industry is important for an understanding of the Company’s business, as the wind turbine OEMs constitute the Company’s customer base. The Company respectfully submits that this information is directly responsive to the requirement in Item 101(c)(i) of Regulation S-K to describe the principal markets for the Company’s products. The data about the concentration within the wind turbine industry, the relative rank of the Company’s current customers within that industry based on market share and the number and identity of the top industry OEMs that are not currently customers provides information about both the nature of the Company’s existing customer relationships and the potential within the industry for future growth opportunities.

Ms. Amanda Ravitz

Securities and Exchange Commission

April 24, 2015

4. Refer to the first full paragraph on page 3. Tell us the assumptions underlying your conclusions regarding the onshore wind LCOE and how it compares to combined cycle gas turbines and solar photovalic.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 84 of Amendment 1 to include a reference to the source of the information contained in the chart showing a comparison of onshore wind, combined cycle gas turbine and solar photovoltaic LCOEs, which contains the relevant assumptions underlying the conclusions referenced in the chart. The Company believes those assumptions are reasonable. The Company is also providing that source information to the Staff supplementally under separate cover.

5. Refer to the final bullet point on page 5. Revise to highlight and quantify GE Wind’s significance to you.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 6 of Amendment 1.

Implications of Being an Emerging Growth Company, page 8

6. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that to date no written communications have been presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company, or by anyone authorized to do so on the Company’s behalf. To the extent that any such written communications are subsequently presented to potential investors prior to the completion of the offering, including any investor presentations distributed during “testing-the-waters” meetings, the Company will supplementally provide such written communications to the Staff.

Use of Proceeds, page 44

7. Provide the estimated amounts to be used in financing your existing manufacturing operations and expansion in existing and new geographies. For instance, we note the projects listed on page 69 that you anticipate will be funded by the use of these proceeds.

Ms. Amanda Ravitz

Securities and Exchange Commission

April 24, 2015

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 45 of Amendment 1.

Capitalization, page 46

8. We note that you are presenting your capitalization on a pro forma basis to reflect the automatic conversion or redemption of your outstanding convertible and redeemable preferred stock. Please revise to clarify the conditions that must be met in order for automatic conversion or redemption to occur.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 47 of Amendment 1. The Company’s current certificate of incorporation provides for the automatic conversion or redemption of its preferred stock upon a firm commitment underwritten initial public offering pursuant to an effective registration statement covering the offer and sale of common stock for the account of the Company to the public through a nationally recognized underwriter, immediately following which such shares of common stock are to be listed for trading on an internationally recognized stock exchange that is approved by the Company’s Board of Directors. The Company respectfully submits to the Staff that by the time at which the Company’s registration statement is declared effective and the offering is priced, the Company will have determined that all outstanding shares of preferred stock will be redeemed or converted into shares of common stock upon the closing of the offering. As such, the Company believes that it is appropriate to present the redemption or conversion of all shares of preferred stock to shares of common stock in its registration statement, as is customary in initial public offerings.

Management’s Discussion and Analysis, page 52

9. Please explain in more detail how the percentage of the global wind energy market represented by your OEM customers relates to your results or prospects.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 54 of Amendment 1.

Key Metrics Used by Management to Measure Performance, page 56

10. We note that your non-GAAP reconciliation on page 58 creates additional non-GAAP measures, including adjusted cost of goods sold and adjusted gross profit (loss). Please revise your filing to provide the disclosures required by Item 10(e) of Regulation S-K for all non-GAAP measures you present.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 61 and 62 of Amendment 1 to provide additional disclosures required by Item 10(e) of

Ms. Amanda Ravitz

Securities and Exchange Commission

April 24, 2015

Regulation S-K for all non-GAAP measures the Company presents. The Company acknowledges the Staff’s comment and respectfully advises the staff that any references to the adjusted cost of goods sold and adjusted gross profit (loss) metrics have been removed from the disclosure as they were previously included solely for purposes of the reconciliation and are not key non-GAAP financial measures actively monitored by the Company.

11. We note your reconciliation of the non-GAAP financial measures adjusted net sales and adjusted cost of goods sold. You reflect adjustments for sales invoiced but not delivered and unrecognized cost of goods sold related to sales invoiced but not delivered. Please clarify for us how these amounts are calculated. With respect to the adjusted net sales measure, reconcile the adjustment here with the change in deferred revenue for the periods. With respect to the adjusted cost of goods sold measure, reconcile the adjustment here with the change in inventory held for customer orders as shown on pages F-10 and F-31.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 61 and 62 of Amendment 1 as discussed above in comment #10. In that disclosure, the Company directs the Staff’s attention to the revised reconciliations, which the Company believes clarifies the Company’s calculations of adjustments for sales invoiced but not delivered and unrecognized cost of goods sold related to sales invoiced but not delivered.

12. Further to the above, in addition to adjusting net sales for new sets invoiced and paid in the period but for which revenue was not recognized as described in your disclosures, it appears this adjustment also includes offsetting adjustments for sets for which you recognized revenue in the period, but had previously invoiced and recognized as non-GAAP adjusted net sales in a prior period. Similarly, it appears your adjusted cost of goods sold includes offsetting adjustments for sets for which you recognized the cost in the period, but had previously invoiced and recognized as non-GAAP adjusted cost of goods sold in a prior period. Please revise the filing to disclose these amounts on a gross basis.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 61 and 62 of Amendment 1 as discussed above in comment #10. In that disclosure, the Company directs the Staff’s attention to the revised reconciliations, which the Company believes clarifies the amounts (on a gross basis) of offsetting adjustments for sets for which the Company recognized revenue in the period but had previously invoiced and recognized as non-GAAP adjusted net sales in a prior period.

Key Operating Metrics, page 59

13. For each of the operating metrics presented, revise your disclosure to explain in greater detail how management uses the metric in evaluating your operations. Also, revise to clearly disclose how each metric relates to your results of operations.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 62 of Amendment 1.

Ms. Amanda Ravitz

Securities and Exchange Commission

April 24, 2015

14. We note your disclosure here and on page 56 that the “sets” metric represents the number of wind blade sets manufactured worldwide during the period. Separately, we note your disclosure on page 13 that the “sets” metric represents the number of wind blade sets invoiced worldwide during the period. Please revise to consistently describe the metric throughout the filing.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 59 of Amendment 1 and elsewhere to describe “sets” consistently as the number of wind blade sets invoiced worldwide during the period.

15. Explain further how your calculation of estimated megawatts relates, if at all, to statistical data throughout your document about worldwide installed MWs and MW revenues from certain of your customers.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 62 of Amendment 1 to disclose that it monitors estimated megawatts. Estimated megawatts are estimated by the Company based on the name-plate capacity of the wind turbine on which the Company’s wind blades are expected to be installed. The Company believes that this methodology is also used in the industry reports cited in Amendment 1 that relate to worldwide installed MWs. As such, the Company believes that these metrics provide an indication of the Company’s share of the overall wind blade market during the period and over time and its overall competitive position as it relates to worldwide installed MWs.

16. We note your presentation of the operating metric “dedicated manufacturing lines” on page 56. In order to provide balance and greater context for this disclosure, please revise to also disclose either the total number of manufacturing lines or the number of manufacturing lines that are not dedicated to customers under long-term supply agreements.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 58 of Amendment 1 to disclose the total manufacturing line capacity (as described above in comment #13).

17. We note your presentation of the operating metric “estimated megawatts.” Please revise the disclosures to discuss the significant assumptions that you have made in connection with the determination of the estimated megawatts of energy capacity. If those assumptions have materially changed from one period to the next, disclose that fact. In this regard, please discuss whether inputs outside of your control, such as the efficiency or effectiveness of wind turbine components not manufactured by you, could impact this metric.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 62 of Amendment 1 to include the Company’s method for estimating the energy capacity generated by its wind blades, including the assumption that the name-plate

Ms. Amanda Ravitz

Securities and Exchange Commission

April 24, 2015

capacity of the turbine is indicative of the turbine’s actual capacity. Additionally, the Company respectfully advises the Staff that while its method of estimation has not changed from period to period and the Company does not expect it to change from period to period in the future, if the size or name-plate capacity of turbines increases, the Company’s resulting estimation of estimated megawatts is likely to increase as well. A similar increase is likely to result from improvements in the efficiency or effectiveness of other wind turbine components. However, the Company respectfully submits that if turbine efficiency improves in this way, such improvements would likely be adopted by all industry participants and the total global market for estimated megawatts would likely similarly increase, which the Company believes would preserve the Company’s estimate of estimated megawatts as a useful and effective means of communicating market share.

Description of Our Indebtedness, page 70

Senior Financing Agreement, page 70

18. We note that your credit facility contains certain financial covenants, including minimum adjusted EBITDA, leverage ratio and fixed charge ratio. Additionally, we note that you cannot assure investors that you will be able to maintain the minimum adjusted EBITDA and leverage ratio requirements in the future. Please revise your disclosures to quantify any covenants for which you believe there is a material risk of non-compliance in future periods. Also, disclose the actual amounts for any such covenants as of the most recent period.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes there is currently no material risk of non-compliance with the covenants under its $75 million credit facility. As disclosed, currently, the Company is required to comply with covenants for minimum adjusted EBITDA, leverage ratio and fixed-charge coverage ratio, all of which were substantially above or below the required level, as applicable. In future filings, if there is a material risk of non-compliance with a covenant under this credit facility, the Company will include additional disclosure regarding that risk.

Accounts Receivable Financing, page 71

19. File the $20 million general credit agreement your EMEA segment has with the Turkish financial institution you reference, or advise.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff of its conclusion that its EMEA segment’s $20 million general credit agreement is not a material contract. The Company also respectfully advises the Staff that it is not substantially dependent on this credit agreement. Due to the credit agreement’s revolving 12 month term and required annual renewals, the Company has the flexibility to replace this arrangement with another credit agreement. Additionally, the Company believes that if this credit agreement were to be terminated, it could be replaced with another credit agreement on the same or similar terms with minimal switching costs. Therefore, the Company believes that it is not required to file this credit agreement pursuant to Item 601(b)(10) of Regulation S-K.

Ms. Amanda Ravitz

Securities and Exchange Commission

April 24, 2015

Other Contingencies, page 71

20. We note that you have identified certain deficiencies and material weaknesses in your internal controls and implemented certain remediation measures. For any material weakness that remains, please also provide a discussion of any plans to address the material weakness, including any additional remediation measures you intend to implement, the length of time you expect the remediation to take and any material costs associated with the remediation plan.

RESPONSE: The Company respectfully advises the Staff that in connection with the completion of its audit for the year ended December 31, 2014, the Company and its auditors have not identified any remaining material weaknesses in its internal controls. Therefore, the Company has revised its disclosure on page 75 of Amendment 1.

Business, page 86

21. Explain the measure by which you are the “largest US-based independent manufacturer of composite wind blades.”

RESPONSE: In response to the Staff’s comment, the Company is providing to the Staff under separate cover on a supplemental basis the relevant portions of an industry research report from Navigant Research. To expedite the Staff’s review, the Company will mark portions of the report containing the referenced information, measuring size in terms of estimated megawatt production capacity. As such, based on the research report from Navigant, the Company believes that it is the largest US-based independent manufacturer of composite wind blades.

Certain Relationships and Related Party Transactions, page 114

22. It appears that you have several related party agreements with GE Wind. Please revise as appropriate or advise. Cross references to responsive disclosure may be appropriate if all required information is provided.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 119 of Amendment 1.

23. Please ensure that you have disclosed the exercise price for all convertible securities.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes that the Draft Registration Statement currently discloses the exercise price for all convertible securities.

Policies and Procedures for Related Party Transactions, page 118

Ms. Amanda Ravitz

Securities and Exchange Commission

April 24, 2015

24. Please reconcile the statement in the first paragraph that you “have not adopted any formal standards, policies or procedures governing the review and approval of related party transactions” with your disclosure on page 114 that you maintain a written policy for all future transactions involving related parties.

RESPONSE: The Company plans to replace its existing audit committee charter and related party transaction policy with a new audit committee charter and related party transaction policy prior to the consummation of this offering. To that end, and in response to the Staff’s comment, the Company has revised the disclosures on pages 119 and 122 of Amendment 1 to reflect the Company’s plan to adopt a related party transaction policy that will be effective upon the completion of the offering, and has deleted the sentence “As of the date of this prospectus, we have not adopted any formal standards, policies or procedures governing the review and approval of related party transactions, but we expect that our audit committee will do so in the future,” from the disclosure on page 122 of the Amendment.

Consolidated Statements of Operations, page F-19

25. We note that you present share-based compensation as a separate line item of your statements of operations. Please revise your filing to remove the share-based compensation line item and instead present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees. Refer to SAB Topic 14-F.

RESPONSE: The Company presented share-based compensation expense in 2012 as a separate line item in the statements of operations of our Draft Registration Statement due primarily to a large reversal of expense in 2012. This reversal resulted from the failure to achieve the performance requirement of the grant made in 2008 and expensed through 2011. On January 1, 2012, the grant expired unvested and the compensation expense that had been recorded in prior years was reversed at that time. The Company considered the requirements of SAB Topic 14-F noting that all of the expense that was reversed related to executives whose compensation is included in general and administrative expenses. The Company believes that presenting share-based compensation in 2012 as a separate line item provides the reader with a better understanding of the true nature of general and administrative expense for the year ended December 31, 2012, since combining share-based compensation and general and administrative expenses into one line item would show a negative general and administrative expense. There was $36,000 and no share-based compensation in 2013 or 2014, respectively. The Company acknowledges that in future years, stock compensation will be presented in the appropriate income statement line item, cost of goods sold or general and administrative expenses based on the role of the recipient.

As we discussed with the Staff’s representative, Eric Atallah on April 23, 2015, the Company has changed the presentation of certain general and administrative costs, including plant management, accounting personnel and associated facility and administrative costs (“specified costs”) by including these costs in cost of goods sold instead of operating expenses. The Company has also changed the label of operating expenses to general and administrative

Ms. Amanda Ravitz

Securities and Exchange Commission

April 24, 2015

expenses to assist the investor in understanding the source and nature of the costs. Finally, the Company added additional disclosure defining the types of costs included in cost of goods sold and general and administrative expenses in order to enhance transparency for users of its financial statements.

The Company believes that the above change is consistent with Accounting Standards Codification (ASC) Topic 330-10-30-8, which states “Also, under most circumstances, general and administrative expenses shall be included as period charges, except for the portion of such expenses that may be clearly related to production and thus constitute a part of inventory costs (product charges).” Rule 5-03 of Regulation S-X also provides that a company should “State separately the amount of (a) cost of tangible goods sold, (b) operating expenses of public utilities or others, (c) expenses applicable to rental income, (d) cost of services, and (e) expenses applicable to other revenues. Merchandising organizations, both wholesale and retail, may include occupancy and buying costs under caption 2(a).”

Given the above guidance, the Company believes that inclusion of the specified costs in cost of goods sold would assist the investor and improves transparency into the costs that are required to manufacture the items that the Company sells. To further this objective, the cost of goods sold in the Company’s consolidated statements of operations has been expanded to include within this total, cost of sales and transition and startup costs that are then added together to obtain total cost of goods sold, which is deducted from net sales to obtain gross profit. As total cost of goods sold will be presented and used to determine gross profit, the Company is not creating any non-GAAP measure nor will the Company present any subtotal or calculation within the financial statements that excludes transition and startup costs from total cost of goods sold.

Transition and startup costs represent unallocated overhead costs expensed in the period in accordance with ASC 330-10-30-7 relating to stopping production and moving to a new blade size or starting up production at a new or expanded facility. In addition, the Company considered ASC 330-10-30-3 and 4, which states that “the allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities. Normal capacity refers to a range of production levels. Normal capacity is the production expected to be achieved over a number of periods or seasons under normal circumstances …. The range of normal capacity will vary based on business- and industry-specific factors. Judgment is required to determine when a production level is abnormally low (that is, outside the range of expected variation in production).” Transition and startup costs aid the investor in identifying unallocated manufacturing overhead during the period, as costs included in total cost of goods sold arising from abnormally low production or an idle plant (which occurs during plant startup or product transitions). The Company believes that the additional information will assist the investor in analyzing the Company’s operations and this presentation is consistent with how management reviews and monitors the Company’s operations on an ongoing basis. As the Company continues to expand operations to meet demand for wind blades, the presentation the Company has elected will align the presentation with how management evaluates the business and provide additional transparency to users of its financial statements as to the activities the Company is undertaking.

Ms. Amanda Ravitz

Securities and Exchange Commission

April 24, 2015

In response to Mr. Atallah’s question regarding whether this represents a change in accounting principle, the Company has considered the requirements of Rule 10-01(b)(6) of Regulation S-X which requires that a registrant who makes a material change in its method of accounting shall indicate the date of and the reason for the change. Since the Company has not yet become a registrant and filed its financial statements publicly, the Company believes that the disclosure provided in the financial statements and related footnotes has adequately addressed the necessary disclosure of the accounting method used by the Company. Registrant is defined in Rule 1-02(t) of Regulation S-K as follows: “The term registrant means the issuer of the securities for which an application, a registration statement, or a report is filed.” The Staff confirmed in Question 6 of the Jumpstart Our Business Startups Act Frequently Asked Questions that the confidential submission of a draft registration statement is not a filing, stating that “the confidential submission is not the filing of a registration statement.” Further, the Company notes that its financial statements have not been previously distributed publicly and are primarily used by its lenders whose focus has been on the non-GAAP measure of adjusted EBITDA and not on gross margins or operating income.

Note 1—Summary of Operations and Significant Accounting Policies, page F-23

(c)	Revenue Recognition, page F-24

26. We note that in certain situations you use your best estimate of the selling price when allocating revenues for your multiple-element arrangements. We further note that your estimate is based on the pricing strategy of the business and considers product configuration, costs, geography, customer type, and other market specific factors. Please describe further how each of these factors are used in determining your best estimate of selling price and include a discussion of the other factors, trends, inputs, techniques or assumptions that are incorporated into your analysis. Also, discuss the general timing of revenue recognition for each significant unit of accounting. Refer to FASB ASC 605-25-50-2.

RESPONSE: The Company respectfully advises the Staff that for multiple deliverable revenue arrangements, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (VSOE) if available, third party evidence (TPE) if VSOE is not available, or best estimated selling price (BESP) if neither VSOE nor TPE is available. To date, the Company has generally established allocated revenue for each of the deliverables within multiple element arrangements through BESP using cost plus margin estimates prepared during contract negotiations, agreed upon sales price or VSOE for sales of similar items outside of multiple element arrangements.

The molds, tooling and composite products included in each customer’s contract are based upon the customer’s specific engineering requirements and design relative to the wind

Ms. Amanda Ravitz

Securities and Exchange Commission

April 24, 2015

blade design and function desired. From the customer’s engineering specifications, a job cost estimate is developed along with a production plan and margin is applied based on the customer and complexity of the work to be performed. Molds and tooling are built to produce blades and blades are manufactured in production runs specified in the applicable customer contract. To determine the appropriate accounting for recognition of revenue, the Company considers whether the deliverables specified in the multiple element arrangement should be treated as separate units of accounting, and, if so, how the price should be allocated among the elements, when to recognize revenue for each element, and the period over which revenue should be recognized. The Company also evaluates whether a delivered item has value on a stand-alone basis prior to delivery of the remaining items by determining whether the Company has made separate sales of such items or whether the undelivered items are essential to the functionality of the delivered items. Further, the Company assesses whether the fair value of the undelivered items is known, determined by reference to stand-alone sales of such items, if available, or BESP. As each of these items has stand-alone value to the customer, revenue from sales of molds and tooling used in the production of composite products are recognized when those specific items are accepted by the customer as meeting the contractual technical specifications and delivered to the customer.

Delivery of molds and tooling takes place as defined in the contract at the facility where the molds and tooling are produced at which point the tooling and molds become exclusive property of the customer. The customer is then responsible for transportation to its own or the Company’s wind blade production sites where the molds and tooling are placed into service. Revenue related to engineering and freight services provided under customer contracts is recognized upon completion of the services being provided.

Additionally, in response to the Staff’s comment, the Company has revised the disclosure on page F-9 of Amendment 1.

27. We note your disclosures on page 53 that you provide certain sales incentives and reductions to your customers. Please explain to us the sales incentives and discounts you provide to your customers. Also, explain to us how you account for each type of incentive offered, citing any authoritative literature upon which you are relying.

RESPONSE: The Company respectfully advises the Staff that wind blade pricing is based on annual commitments of volume as established in the customer’s contract with orders less than committed volume resulting in additional costs per wind blade to customers; however, orders in excess of annual commitments do not result in discounts to customers from the contracted price for the committed volume. Customers may utilize early payment discounts, which are reported as a reduction of revenue at the time they are taken.

Additionally, in response to the Staff’s comment, the Company has revised the disclosure on page 55 of Amendment 1.

Ms. Amanda Ravitz

Securities and Exchange Commission

April 24, 2015

28. We note that in certain circumstances you provide shipping services to your customers. If material, please revise to disclose your accounting policy for the associated shipping and handling costs. To the extent that shipping and handling costs are significant and not included in cost of sales, revise your footnote to disclose both the amount(s) of such costs and the income statements line item(s) that include shipping and handling. Refer to FASB ASC 605-45-50-2.

RESPONSE: The Company respectfully advises the Staff that shipping and handling costs are immaterial. Customers generally pay the cost of shipping associated with items produced, but if paid by the Company, the cost thereof is included in cost of goods sold and amounts invoiced for shipping and handling are included in revenue. Additionally, in response to the Staff’s comment, the Company has revised the disclosure on page 76 of Amendment 1.

Note 17—Long-Term Debt, Net of Discount, page F-38

29. We note that the fair value of your working capital loans approximates the face value of the notes due to the short term nature of the loans. Please explain to us how you considered the requirements of FASB ASC paragraphs 825-10-50-10 through 19 regarding your long term debt and other financial instruments.

RESPONSE: The Company respectfully advises the Staff that the carrying value of its long term debt approximates fair value based on either its variable rate index or market interest rates available to the Company for debt of similar risk and maturities, which are level 2 inputs.

Additionally, in response to the Staff’s comment, the Company has revised the disclosure on page F-15 of Amendment 1.

Note 20—Commitments and Contingencies, page F-41

30. We note from your disclosures on page 30 that you are restricted from making distributions from your Chinese operations. Please tell us how you considered the requirements of Rule 4-08(e)(1) of Regulation S-X regarding disclosure of the amount of retained earnings or net income that is restricted or free of restrictions.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure in Note 16 on page F-29 to include disclosure pursuant to the reporting requirements of Rule 4-08(e)(1) of Regulation S-X.

Note 22—Income Taxes, page F-44

31. We note that you have not provided an income tax provision on your undistributed earnings of your foreign subsidiaries as those earnings are considered to be reinvested indefinitely. Revise to quantify the amount of undistributed foreign earnings for which you have not provided an income tax provision. Refer to FASB ASC 740-30-50-2(b).

Ms. Amanda Ravitz

Securities and Exchange Commission

April 24, 2015

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page F-31 of Amendment 1 to quantify the amount of undistributed foreign earnings for which the Company has not provided an income tax provision.

32. We note from your income tax rate reconciliation that you recorded “deferred tax adjustments” in 2013 that had a significant impact on the rate reconciliation. You also present a line item entitled “Other” that also had a significant impact on the rate reconciliation. Revise the disclosures to explain the nature of these adjustments.

RESPONSE: The Company respectfully advises the Staff that the “deferred tax adjustments” line item includes return-to-provision true up amounts, primarily in the United States. For the 2013 presentation, the Company has reclassified $2.4 million of the amounts on the deferred tax adjustments line to “valuation allowance” to conform to the presentation of the 2014 income tax rate reconciliation. The amounts that remain classified as “deferred tax adjustments” after this adjustment reflect return-to-provision true up amounts to the Taicang, China and Turkey deferred tax balances.

With respect to the amount in the “other” category in the 2013 income tax rate reconciliation, the Company has revised its disclosure on page F-31 in Amendment 1 to add a footnote explaining this item.

Note 24—Segment Reporting, page F-47

33. We note your disclosure of total assets by segment which includes your long-lived assets. Please revise to disclose the total expenditures for additions to long-lived assets for each reportable segment in accordance with FASB ASC 280-10-50-25(b).

RESPONSE: In response to the Staff’s comment, the Company has revised its segment disclosures on page F-34 of Amendment 1 to include total capital expenditures by segment.

34. We note the significance of your sales outside of the United States. Explain to us consideration of the guidance from ASC 280-10-50-41(a) in assessing whether you should disclose revenues attributed to any particular foreign countries. Under the cited guidance, if revenues from external customers attributed to an individual foreign country are material, those revenues should be disclosed separately.

RESPONSE: In response to the Staff’s comment, the Company has revised its segment disclosures on page F-34 of Amendment 1 to describe the China and Mexico sales that are being made through U.S. entities. The Company respectfully advises the Staff that it has presented its segmented revenues based upon the geographic areas in which the Company operates. In addition, the Company further advises the Staff that the Asia segment currently operates solely in China while the EMEA segment currently operates solely in Turkey. In addition, the Company further advises the Staff that the Company delivers its products to the customer at the Company’s storage site. Once the Company’s customer decides to ship the product from the Company’s storage site, the Company is generally unaware of the ultimate country destination for this product.

Ms. Amanda Ravitz

Securities and Exchange Commission

April 24, 2015

35. Explain to us how you considered the guidance in FASB ASC 280-10-50-25(b), which requires disclosure of tangible long-lived assets located in your country of domicile and located in all foreign countries.

RESPONSE: In response to the Staff’s comment, the Company has revised its segment disclosures on page F-34 of Amendment 1 to include the total tangible long-lived assets by segment.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1373.

Sincerely,

/s/ Ryan S. Sansom

Ryan S. Sansom

Enclosures

cc:	William E. Siwek, TPI Composites, Inc. (w/o enclosures)
Steven Fishbach, Esq., TPI Composites, Inc. (w/o enclosures)
Bradley C. Weber, Esq., Goodwin Procter LLP (w/o enclosures)
Jesse Nevarez, Esq., Goodwin Procter LLP (w/o enclosures)
Alexander J. Callen, Esq., Goodwin Procter LLP (w/o enclosures)